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03014819

SECURITIES A... ...ON
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52430

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
MyStockFund Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12310 Pinecrest Road, Suite 203
(No. and Street)

Reston (City) Virginia (State) 20191 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stewart Christ (703) 620-6050
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Nathan T. Tuttle, CPA
(Name — *if individual, state last, first, middle name*)

6111 Beverly Hill, Suite 6 (Address) Houston, (City) Texas (State) 77057 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stewart H. Christ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MyStock Fund Securities, Inc., as of 31 December, ~~19~~2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

Director
Title

[signature]
Notary Public

State / District of Virginia
City / County of Fairfax
The foregoing instrument was acknowledged before me this 21 day of March 2003, by Stewart H Christ

[signature]
Notary Public

My commission expires: July 31, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MYSTOCKFUND SECURITIES, INC.

AUDITED FINANCIAL STATEMENTS
AND ACCOUNTANT'S REPORT
DECEMBER 31, 2002

NATHAN T. TUTTLE
CERTIFIED PUBLICACCOUNTANT
HOUSTON, TEXAS

CONTENTS

NATHAN T. TUTTLE
Certified Public Accountant
6111 Beverly Hill, Suite 6
Houston, Texas 77057
Telephone (281) 216-5338

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
MyStockFund Securities, Inc.
Houston, Texas

I have audited the accompanying statements of financial condition of MyStockFund Securities, Inc. (a Delaware Corporation) as of December 31, 2002, and the related statement of operations, cash flows, and changes in stockholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on these audits. The financial statements of MyStockFund Securities, Inc. as of December 31, 2001, were audited by other auditors whose report dated February 27, 2002, expressed an unqualified opinion on those statements.

I conducted this audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audits to obtain a reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MyStockFund Securities, Inc. as of December 31, 2002, and the results of its operations, cash flows, and changes in stockholders' equity for the years then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion of the financial statements taken as a whole. The accompanying information contained on Schedules I and II are presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and, in my opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

March 17, 2003

MYSTOCKFUND SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION

	December 31, 2002	December 31, 2001
ASSETS		
Cash	$ 9,603	$ 2,560
Securities owned at market value:		
Money market funds	-	7,609
Accounts receivable:		
Clearing organization	9,308	22,585
Deposit - clearing organization	60,000	60,000
Prepaid expenses	-	13,565
Other assets	86	-
	$ 78,997	$ 106,319
LIABILITIES		
Accounts payable:		
Federal income tax payable	-	665
Other payables	2,398	880
	2,398	1,545
STOCKHOLDERS' EQUITY		
Common stock, $0.001 par value; 3,000 shares authorized; 1,000 shares issued and outstanding	1	1,000
Paid in capital	101,000	100,000
Retained earnings	(24,402)	3,774
	$ 76,599	$ 104,774
	$ 78,997	$ 106,319

See notes to financial statements.

MYSTOCKFUND SECURITIES, INC.
STATEMENT OF OPERATIONS

	For the Year Ended 2002	2001
Revenues:		
Commissions and fees	$ 250,616	$ 38,992
Interest	193	5,634
Other	446	-
Total income	251,255	44,626
Clearing charges	101,096	16,407
Gross profit from operations	150,159	28,219
Selling, general and administrative expenses	179,000	23,780
Income before tax provision	(28,841)	4,439
Provision for taxes:		
Federal income taxes (Note 2)	(665)	665
Net income	$ (28,176)	$ 3,774

See notes to financial statements

MYSTOCKFUND SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2002 and 2001

	Common Stock	Paid in Capital	Retained Earnings Deficit	Total stockholders' equity
Balance at InceptionJanuary 14, 2000 (January 14, 2000)	$ -	$ -	$ -	$ -
Contribution of capital from Parent Company for 1,000 shares of common stock	$ 1	$ 101,000	$ -	$ 101,001
Net income for the period January 14, 2000, to December 31, 2001	-	-	3,774	3,774
Balance at December 31, 2001	$ 1	$ 101,000	$ 3,774	$ 104,775
Net income for the period January 1, 2002, to December 31, 2002	-	-	(28,176)	(28,176)
Balance at December 31, 2002	$ 1	$ 101,000	$ (24,402)	$ 76,599

See notes to financial statements.

MYSTOCKFUND SECURITIES, INC.
STATEMENT OF CASH FLOWS

	For the Year Ended December 31,	
	2002	**2001**
Cash Flows From Operating Activities:		
Net income	$ (28,176)	$ 3,774
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
(Increase) decrease in:		
Accounts receivable	13,277	(22,585)
Deposit, clearing organization	-	(60,000)
Other assets	(85)	-
Prepaid expenses	13,564	(13,565)
Increase (Decrease) in:		
Federal income tax payable	(665.00)	665
Other payables	1,518	880
Net cash used by operating activities	(567)	(90,831)
Cash Flows From Financing Activities		
Capital received from Parent Company	-	101,000
Net cash provided by financing activities	-	101,000
Net Increase (Decrease) in Cash and Cash Equivalents	(567)	10,169
Cash and cash equivalents at beginning of year	10,169	-
Cash at End of Year	$ 9,602	$ 10,169

See notes to financial statements

MYSTOCKFUND
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

1. Organization

MyStockFund Securities, Inc. ("the Company") is a securities broker-dealer, providing on-line internet investment services to its clients, is a wholly owned subsidiary of OnLine Investments, Inc. (the Parent Company). The Company was incorporated in the State of Delaware, January 14, 2000 and registered as a broker-dealer with the National Association of Securities Dealers in September 2000. See Note 4 for related transactions with the Parent Company.

2. Significant Accounting Policies

Securities transactions

Securities transactions and related commission income and expenses are generally recorded on a trade date basis.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Federal income taxes

The Company and its parent file a consolidated income tax return. The Company accounts for income taxes in accordance with Statement of Financial Standards No. 109 "Accounting for Income Taxes." This standard requires the use of the "liability method" of accounting for income taxes. Accordingly, deferred tax liabilities and assets are determined based on the difference between financial statement and tax basis of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. The principal item resulting in the difference is net operating loss carryovers.

For the year 2002, deferred taxes are provided for temporary differences in the recognition of certain income and expense items for financial reporting and income tax purposes. Deferred income tax assets in the amount of $12,756 are a result of net operating loss carryovers.

At the end of 2002, the Company has no assurance that future taxable income will be sufficient to fully utilize the net operating loss carry forwards in the future. Consequently, the Company has established a valuation allowance of $12,756 to fully offset this asset. This NOL expires in 2022.

At December 31, 2001, the Company had a federal income tax expense equaling $665. This amount was offset by the net operating loss carry forward for 2002.

3. Net Capital Requirements

The Company, as a registered broker-dealer in securities is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission and the related rules of the National Association of Securities Dealers, Inc. Such rules require the Company to maintain a net capital equivalent to the greater of $50,000 or 1/15 of aggregate indebtedness as defined.

At December 31, 2002, the Company had a net capital requirement of $50,000 and aggregate indebtedness and net capital of $2,398 and $76,513 respectively, a ratio of 0.03 to 1. Aggregate indebtedness and net capital for 2001 was $1,545 and $82,151 respectively, a ratio of 0.02 to 1.

4. Related Party Transactions

The Company and its Parent, Online Investments, Inc. operate under a management agreement whereby the Parent will pay all or a portion of the expenses of MyStockFund Securities, Inc. including, but not limited to, expenses such as rent, utilities, insurance, legal fees, communications, general administration, clerical costs, and managerial salaries. The Parent Company will charge the Company a management fee equal to 100% of the net income of the Company before taxes, payable within fourteen days of the end of each month beginning as of April 1, 2002, to cover these expenses and services. The minimum payment per the agreement is $1,000 per month. MyStockFund Securities, Inc. will pay its directly related expenses including, but not limited to, commissions, licensing and registration fees, banking fees, taxes and other outside vendors with whom it contracts. Any such payments may be deducted by the Company from the management fees due to the Parent.

During the period January 1, 2002 to December 31, 2002, the Company paid its Parent approximately $162,870 in management fees.

During the period January 14, 2000 (Inception) to December 31, 2001, the Parent Company contributed to MyStockFund Securities, Inc. capital in the amount of $101,001 ($1 for the purchase of 1,000 shares of $.001 par value common stock and $101,000 of paid in capital).

5. Off-Balance Sheet Risk and Concentration of Credit Risk

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits

all customers' funds and securities to the clearing broker who carries all of the accounts of such customers. These activities may expose the Company to off-balance sheet risk in the event that the customer and/or clearing broker is unable to fulfill their obligations.

Schedule I

MYSTOCKFUND SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2002

Net Capital		
Total Shareholders' Equity for Net Capital	$	76,599
Total Capital and Allowable Subordinated Liabilities		76,599
Deductions And/Or Charges		
Nonallowable assets:		
Other assets		86
Net Capital Deficit Before Haircuts on Securities Positions		76,513
Haircuts on Securities		-
Net Capital	$	76,513
Aggregate Indebtedness		
Items included in balance sheet:		
Accounts payable and accrued expenses	$	2,398
Computation of Basic Net Capital Requirements		
Minimum Net Capital Required (6.67% of total aggregate indebtedness)	$	160
Minimum Dollar Net Capital Requirement	$	50,000
Net Capital Requirement (greater of above two minimum requirement amounts)	$	50,000
Excess Net Capital	$	26,513
Ratio: Aggregate Indebtedness to Net Capital		0.27%

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2002, filed with the Securities and Exchange Commission by the Company on Part IIA of Form X-17a-5.

Schedule II

MYSTOCKFUND SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL OF SECURITIES UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2002

Exemption Provisions

MyStockFund Securities, Inc. is exempt from the Computation for Determination of Reserve Requirements for Broker-Dealers under Rule 15c3-3 of the Securities and Exchange Commission because of exemption provided under Rule 15c3-3(k) (2) (B), as a broker-dealer, "who, as an introducing broker-dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer..."

See notes to financial statements.

Nathan T. Tuttle
Certified Public Accountant
6111 Beverly Hill, Suite 6
Houston, Texas 77057

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE

To the Members
MyStockFund, Securities, Inc.:

In planning and performing my audit of the financial statements and supplemental schedules of MyStockFund, Securities, Inc. as of and for the year ended December 31, 2002, I considered its internal control structure in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide an assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by MyStockFund, Securities, Inc. including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because MyStockFund, Securities, Inc. does not carry securities for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

Making quarterly securities examinations, counts, verifications, and comparisons

Recordation of differences required by rule 17a-13

Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of MyStockFund, Securities, Inc. is responsible for establishing and maintaining an internal control structure and the practices and procedures referred in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and practices and procedures are to provide management with reasonable but not absolute assurance that assets for which MyStockFund, Securities, Inc. has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projections of any evaluation of them to future periods is subjected to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, which I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Corporation's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

March 17, 2003

Nathan T. Tuttle, CPA